EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Earnings (Loss):
Net (loss) income	$(111,152)	$(166,170)	$(122,529)	$(125,480)	$80,702
Amortization of capitalized interest	552	422	249	167	152
Capitalized interest	(1,269)	(3,500)	(3,685)	(1,268)	(396)
Fixed charges (below)	143,138	134,471	128,441	126,105	118,768
Earnings (loss) adjusted for fixed charges	$31,269	$(34,777)	$2,476	$(476)	$199,226
Fixed charges:
Interest expense	$138,626	$127,943	$122,213	$122,528	$116,130
Capitalized interest	1,269	3,500	3,685	1,268	396
Portion of rent expense representative of interest	3,243	3,028	2,543	2,309	2,242
Total fixed charges	$143,138	$134,471	$128,441	$126,105	$118,768
Ratio of earnings to fixed charges	—	—	—	—	1.68
Coverage deficiency	$111,869	$169,248	$125,965	$126,581	$—